Exhibit 99.1

For Immediate Release

Kenon Files Annual Report on Form 20-F for the Year Ended December 31, 2016 with the
U.S. Securities and Exchange Commission

Singapore, April 19, 2017. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) has filed its Annual Report on Form 20-F for the Year Ended December 31, 2016 (the “2016 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”) on April 19, 2017.

Kenon will be filing an amendment to the Annual Report to file certain exhibits to the Annual Report which were unable to be filed at this time.

Kenon’s 2016 Annual Report can be downloaded from the SEC’s website (http://www.sec.gov) and is also available on Kenon’s corporate website (http://www.kenon-holdings.com). Hard copies of Kenon’s complete 2016 audited financial statements can be ordered, free of charge, upon request.